EXHIBIT 99.1

Brookfield Renewable to Redeem  CDN$450 Million of 5.14% Series 7 Notes

All amounts in U.S. dollars unless otherwise stated

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, News, Sept. 13, 2019 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that its subsidiary Brookfield Renewable Partners ULC has exercised its right to redeem its CDN$450,000,000, 5.14%, Series 7 Notes, due October 13, 2020. The redemption will occur on October 15, 2019.

The specific redemption price will be made available through a press release to be issued by Brookfield Renewable on October 11, 2019. The redemption price for the Series 7 Notes will be determined in accordance with the provisions of the amended and restated trust indenture dated November 23, 2011, the fifth supplemental indenture dated October 13, 2010 and pricing supplement no. 1 dated October 7, 2010 to Brookfield Renewable Power Inc.’s short form base shelf prospectus dated September 9, 2010, as supplemented by a prospectus supplement dated October 6, 2010. The redemption amount paid will also include accrued and unpaid interest on the Series 7 Notes up to, but not including, the date of redemption.

Notice of redemption will be delivered today to CDS Clearing and Depository Services Inc. (“CDS”) and the trustee, BNY Trust Company of Canada. Non-registered holders (banks, brokerage firms or other financial institutions) who maintain their interests in the Notes through CDS should contact their CDS customer service representative with any questions about the redemption. Alternatively, beneficial holders with any questions about the redemption should contact their representative brokerage firm or financial institution, which holds interests in the Notes on their behalf.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Further information is available via the website and investors are encouraged to consult the website.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $385 billion of assets under management.

Contact information:

Media:	Investors:
Claire Holland	Divya Biyani
Vice President – Communications	Director – Investor Relations
(416) 369-8236	(416) 369-2616
claire.holland@brookfield.com	divya.biyani@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expect” and “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the expected consummation of the redemption on the redemption date. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.